Emerging Markets Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders
of the Fund was held on June 14, 2001.

The following is a summary of the proposal
 presented and the total number of shares voted :
Proposal:
1.  To elect the following Directors:

	Votes in	Votes
	Favor of	Against
Ronald E. Robison	15,912,870	1,226,158
Gerard E. Jones	15,918,661	1,220,367
Barton M. Biggs	13,672,178	3,466,850
William G. Morton, Jr.	15,929,276	1,209,752
John A. Levin	13,690,747	3,448,281